UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Announces the Appointment of Somit Varma to its Board of Directors

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES THE APPOINTMENT OF SOMIT VARMA

TO ITS BOARD OF DIRECTORS

Bogota, Colombia – August 3, 2020 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador announced the appointment of Somit Varma as a new independent member of the Board of Directors of the Company, filling an existing vacancy, effective August 1, 2020.

For more than 30 years, Mr. Varma has been a proven and respected investor in oil, gas, mining and infrastructure projects across the globe. His impressive track-record includes building management teams, growing businesses to scale and making significant contributions towards improving environmental, social and corporate governance standards. In addition, he has worked with governments and communities in Latin America, Asia and Africa to achieve a better outcome from the use of their natural resources.

Until 2010, Mr. Varma was the Global Head of Oil, Gas, Mining and Chemicals for the International Finance Corporation (“IFC”), the private sector arm of the World Bank. At the IFC, he managed a diverse multi-billion dollar portfolio of projects in emerging markets and delivered an impressive return on investment during his tenure. He was also the Chairman of IFC’s Oil, Gas, Mining and Chemicals Investment Committee.

While at the IFC, Mr. Varma also chaired the Global Gas Flaring Reduction Partnership, a public-private initiative comprising governments, oil companies and international institutions intent on reducing gas flaring globally. He also served as a Non-Executive Director of Escondida – the world’s largest copper mine located in Chile. Prior to heading the natural resources business, Mr. Varma was the Chief Investment Officer in the Power department at the IFC and has extensive experience in the power generation and distribution businesses.

From 2011 until July 2020, Mr. Varma was a Managing Director in the Energy Group at Warburg Pincus LLC (“Warburg Pincus”). Warburg Pincus is one of the world’s premier private equity firms with over $10 billion committed across a wide range of energy companies globally. During his tenure at Warburg Pincus, Mr. Varma served on the boards of several international energy companies where he worked with management teams on a diverse set of issues including new acquisitions, strategic partnerships, capital allocation, risk management, succession planning, and growing and mentoring teams.

Mr. Varma is also Chairman of the Energy and Infrastructure Council of EMPEA. EMPEA is the global industry association for private capital in emerging markets.

Mr. Varma knows GeoPark and its team well since his time at the IFC. The IFC was one of the Company’s early investors in 2005 and was a supportive and key shareholder and lender for many years.

Mr. Varma is from New Delhi, India and earned his MBA at Boston University before attending the Executive Development Program at Harvard Business School.

Mr. Varma said: “I very much look forward to joining and working with GeoPark again - a company positioned as the leading oil and gas independent in Latin America. Over its nearly 20-year history, GeoPark has differentiated itself through its team, track-record, assets, culture, and its commitment to communities, the environment, and sustainable development. I look forward to contributing during this pivotal time in our industry, to help GeoPark capture the enormous opportunities the future of energy has to offer.”

Gerald E. O’Shaughnessy, Chairman of GeoPark, said: “The Board of Directors is pleased to welcome Somit to our Company. With his deep knowledge of oil and gas investment, appreciation of and success with environmental, social and governance issues across the world, and special insight into GeoPark from his long experience with us, we expect Somit to begin adding value immediately. His proven skill sets, including his knowledge of international markets and varied board experiences, will strengthen and enhance our Board and Company.”

For further information, please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

GeoPark can be visited online at www.geo-park.com.

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including capturing opportunities, adding value, and strengthening and enhancing our Board. Forward-looking statements are based on our beliefs and assumptions, and on information currently available to us. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: August 3, 2020